SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that, received on November 13, 2017, from B3 S.A ("Brasil, Bolsa e Balcão"), the Official Letter 1724/2017-SAE, requesting clarifications regarding the news published on November 13, 2017, at Valor Econômico website, under the title "Federal Government concludes the Eletrobras modeling", as transcribed below:

“Subject: Official Letter 1724/2017 – SAE – Request for clarification on news in the press

Centrais Elétricas Brasileiras S.A. – Eletrobras

At. Mr. Armando Casado de Araújo

CFO and Investor Relations Officer

Ref.: Request for clarification on news in the press

Dear Officers,

In a news article published by Valor Econômico on 11/13/2017, under the heading "Federal Government concludes the Eletrobras modeling ", among other information, it is stated that:

the Tucuruí huge power plant should have the contract renewed in advance for 30 years. The concession of the hydroelectric plant expires in 2024 and the extension of the term guarantees more revenues to the National Treasury;

the expectation is to have the text of the bill project authorizing the privatization of Eletrobras approved in the House of Representatives before the parliamentary recess at the end of the year and in the Senate in the first quarter of 2018;

in theory, from the general meeting, Eletrobras' capital increase operation could take place immediately. By the timetable drawn, the capitalization would occur only in October or November 2018, at the end of the elections.

We request clarification on the items indicated, until 9:00 am on 11/14/2017, with your confirmation or otherwise, as well as other information considered important.

MARKET ANNOUNCEMENT

In attention of the above mentioned Official Letter, we clarify that, according to Market Announcements issued on August 22, September 18, October 3 and November 8, 2017, as well as the Relevant Facts released on August 21 and 22 and November 9, 2017 , the Company informs its shareholders and the market in general that Eletrobras' potential privatization issue is being handled by its controlling shareholder, and has not formally received from the controlling shareholder any information, reports or studies regarding news releases by the media.

According to CVM Instruction 358/02, the Company sent correspondence to its controlling shareholder, through the Supervisory Ministry of Eletrobras, reiterating the need that relevant acts or facts involving the Company should be disclosed to the market, pursuant to the referred regulation.

Rio de Janeiro, November 13, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.